
07001309



SEC MAIL
RECEIVED
PROCESSING
FEB - 6 2007
WASH., D.C.
186
SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 32071

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Blakeslee + Blakeslee, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

299 Madonna Road
(No. and Street)

San Luis Obispo (City) California (State) 93405 (Zip Code)

PROCESSED
FEB 21 2007
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Glenn, Burdette, Phillips & Bryson
(Name – *if individual, state last, first, middle name*)

1150 Palm Street (Address) San Luis Obispo (City) California (State) 93401 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Diane P. Blakeslee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Blakeslee & Blakeslee, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Diane P. Blakeslee
Signature

Sr. Vice President
Title

Jane C. Russell
Notary Public



JANE C. RUSSELL
Commission # 1697787
Notary Public - California
San Luis Obispo County
My Comm. Expires Oct 8, 2010

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
2007
WASH, D.C.
SECTION

BLAKESLEE & BLAKESLEE, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2006

BLAKESLEE & BLAKESLEE, INC.
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2006

TABLE OF CONTENTS

Principals:
David A. Bryson, CPA
Gary A. Wintermeyer, CPA
Bradford M. Hair, CPA
Jeanne A. Potter, CPA
Daniel J. O'Hare, CPA
Kathi Niffenegger, CPA
Fred W. Bogart, CPA
Allen E. Eschenbach, CPA
Michael T. Glaudel, CPA
R. Lance Cowart, CPA
David W. Phillips, CPA


GBP&B
Glenn, Burdette,
Phillips & Bryson

CERTIFIED PUBLIC ACCOUNTANTS
TAX AND BUSINESS ADVISORS

Emeritus:
Fred L. Glenn
Stephen A. Burdette



INDEPENDENT AUDITORS' REPORT

Board of Directors
Blakeslee & Blakeslee, Inc.
San Luis Obispo, California

We have audited the accompanying balance sheet of Blakeslee & Blakeslee, Inc. as of December 31, 2006, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Blakeslee & Blakeslee, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Blakeslee & Blakeslee, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Glenn, Burdette, Phillips + Bryson

Glenn, Burdette, Phillips & Bryson
Certified Public Accountants
A Professional Corporation
San Luis Obispo, California

January 25, 2007

102 South Vine Street, Suite A
Paso Robles, CA 93446
PH 805/237-3995 • FAX 805/239-9332

1150 Palm Street
San Luis Obispo, CA 93401
PH 805/544-1441 • FAX 805/544-4351

2222 South Broadway, Suite B
Santa Maria, CA 93455
PH 805/349-0585 • FAX 805/349-9795

BLAKESLEE & BLAKESLEE, INC.
BALANCE SHEET
DECEMBER 31, 2006

ASSETS

Current Assets	
Cash and cash equivalents	$ 107,299
Certificate of deposit	16,527
Dealer compensation receivable	90,257
Prepaid expenses	12,078
Total current assets	226,161
Property and Equipment	
Office furniture	79,623
Office equipment	156,494
Leasehold improvements	106,090
Accumulated depreciation	(222,932)
Total property, plant and equipment	119,275
Total Assets	$ 345,436

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities	
Agent commissions payable	$ 67,389
Other accrued liabilities	68,498
Current portion of obligations under capital lease	2,987
Total current liabilities	138,874
Shareholders' Equity	
Common stock, no stated value, 222,222 shares authorized, 68,843 shares issued and outstanding	59,205
Retained earnings	147,357
Total shareholders' equity	206,562
Total Liabilities and Shareholders' Equity	$ 345,436

The accompanying notes are an integral part of this financial statement.

BLAKESLEE & BLAKESLEE, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2006

Income	
Dealer compensation	$ 2,178,357
Commissions	569,217
Total income	2,747,574
Operating Expenses	
Officers' salaries	110,400
Other salaries	191,045
Commissions	2,028,288
Payroll tax expense	24,878
Advertising and public relations	40,984
Depreciation	23,549
Dues and subscriptions	6,695
Education	4,204
Employees' pension plan	53,248
Insurance	17,272
Landscape and janitorial	8,260
Miscellaneous	17,553
Office supplies	5,315
Postage	4,483
Printing	4,055
Professional fees	29,664
Rent	103,690
Repairs and maintenance	18,383
Taxes and licenses	10,915
Telephone	16,943
Travel and entertainment	2,572
Utilities	17,519
Total operating expenses	2,739,915
Income from Operations	7,659
Other Income and Expense	
Interest income	3,332
Other income	1,838
Total other income and expense	5,170
Income before Provision for Income Taxes	12,829
Provision for Income Taxes	800
Net Income	$ 12,029

The accompanying notes are an integral part of this financial statement.

BLAKESLEE & BLAKESLEE, INC.
STATEMENT OF CHANGES OF SHAREHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2006

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balance at December 31, 2005	68,843	$ 59,205	$ 135,328	$ 194,533
Net income			12,029	12,029
Balance at December 31, 2006	68,843	$ 59,205	$ 147,357	$ 206,562

The accompanying notes are an integral part of this financial statement.

BLAKESLEE & BLAKESLEE, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

Cash Flows From Operating Activities		
Net income		$ 12,029
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	$ 23,549	
Increase in dealer compensation receivable	3,752	
Decrease in agent commissions payable	(3,022)	
Increase in other accrued liabilities	31,487	
Total adjustments		55,766
Net cash flow provided by operating activities		67,795
Cash Flows From Investing Activities		
Purchase of property and equipment	(5,390)	
Net cash used in investing activities		(5,390)
Cash Flow From Financing Activities		
Principal payments under capital lease	(7,093)	
Net cash used in financing activities		(7,093)
Net Increase in Cash		55,312
Cash and Cash Equivalents - Beginning of Year		51,987
Cash and Cash Equivalents - End of Year		$ 107,299
Supplemental Disclosure of Cash Flow Information		
Cash paid during the year for:		
Income taxes		$ 800

The accompanying notes are an integral part of this financial statement.

Note 1 - Summary of Significant Accounting Policies

A. Nature of Business

Blakeslee & Blakeslee, Inc. (the Company) is a broker for the sales and exchanges of securities. The Company was incorporated January 31, 1984. The Company transacts business with its clients in and around San Luis Obispo and Santa Barbara Counties.

B. Significant Accounting Policies

The Company is required by the Securities and Exchange Commission to comply with certain provisions and disclosures relating to the possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission.

A computation of reserve requirement is not applicable to Blakeslee and Blakeslee, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

Information relating to possession or control requirements is not applicable to Blakeslee and Blakeslee, Inc. as the Company qualifies for exemption under Rules 15c3-3 (k)(2)(i).

C. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

D. Cash and Cash Equivalents

The Company considers cash equivalents to be highly liquid debt instruments purchased with a maturity of three months or less.

E. Income Taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Income taxes are provided on the temporary differences between income for financial statement and tax purposes. Deferred taxes resulting from timing differences between financial and tax reporting is considered to be immaterial to the financial statements and have therefore not been provided.

F. Property and Equipment

Property and equipment are stated at cost and depreciated over estimated useful lives on a straight-line or accelerated basis ranging from 5 to 39 years. Repairs and maintenance and small equipment purchases are expensed as incurred. Expenditures that significantly increase asset values or extend useful lives are capitalized.

Note 1 - Summary of Significant Accounting Policies (Continued)

G. Advertising Costs

The Company follows the policy of expensing the costs of advertising as incurred. Advertising costs totaled $40,984 for the year ended December 31, 2006.

H. Concentrated Credit Risk

At December 31, 2006 the Company had cash deposits in excess of the $100,000 Federal Deposit Insurance Corporation (FDIC) insurable limit by $163,666.

Note 2 - Property and Equipment

Depreciation expense charged to income was $23,549 for the year ended December 31, 2006.

Property and equipment includes assets under capital lease. The amount included in office equipment and accumulated depreciation is $19,183 and $7,673, respectively, as of December 31, 2006.

Note 3 - Income Tax Expense

Income tax expense for the year ending December 31, 2006, is as follows:

Federal income tax expense	$
State income tax expense	800
	$ 800

Note 4 - Simplified Employee Pension Plan

The Company has established a Simplified Employee Pension Plan that covers all eligible employees in accordance with Section 408(k) of the Internal Revenue Code. Contributions for the year ending December 31, 2006, were $53,248. All contributions are funded currently.

Note 5 - Commitments

Operating Leases

The Company has entered into noncancelable leases for office space at their San Luis Obispo, Paso Robles, and Santa Maria sites.

Note 5 - Commitments (Continued)

Operating Leases (Continued)

The Company's minimum lease payments under noncancelable operating leases are as follows:

Year Ending December 31,	Amount
2007	$ 83,396
2008	55,381
2009	25,608
	$ 164,385

Rent expense for the year ending December 31, 2006, was $103,690.

Sublease Income

The Company currently leases office space to a tenant under a noncancelable sublease. Minimum rental income from the noncancelable lease is as follows:

Year Ending December 31,	Amount
2007	$ 3,500

For the year ending December 31, 2006, sublease income was $5,000.

Note 6 - Obligations Under Capital Leases

Minimum future lease payments under capital leases as of December 31, 2006, are approximated as follows:

	Amount
Year Ending December 31,2007	$ 3,157
Subtotal	3,157
Less: amount representing interest	(170)
Present value of net minimum lease payment	2,987
Less: current portion of capital lease obligations	(2,987)
Long-term portion of capital lease obligations	$ -

SUPPLEMENTARY INFORMATION


GBP&B
Glenn, Burdette,
Phillips & Bryson

CERTIFIED PUBLIC ACCOUNTANTS
TAX AND BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT ON THE SUPPLEMENTARY INFORMATION

To the Stockholders
Blakeslee & Blakeslee, Inc.
San Luis Obispo, California

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information for the year ended December 31, 2006, contained on pages 15-20 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Glenn, Burdette, Phillips & Bryson
Certified Public Accountants
A Professional Corporation
San Luis Obispo, California

January 25, 2007

102 South Vine Street, Suite A
Paso Robles, CA 93446
PH 805/237-3995 • FAX 805/239-9332

1150 Palm Street
San Luis Obispo, CA 93401
PH 805/544-1441 • FAX 805/544-4351

2222 South Broadway, Suite B
Santa Maria, CA 93455
PH 805/349-0585 • FAX 805/349-9795

BLAKESLEE & BLAKESLEE, INC.
SCHEDULE OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
AS OF DECEMBER 31, 2006

Liabilities subordinated to claims of creditors at December 31, 2005	$ -
Liabilities subordinated to claims of creditors at December 31, 2006	-
Total change	$ -

See independent auditors' report on the supplementary information.

BLAKESLEE & BLAKESLEE, INC.
SCHEDULES UNDER RULE 15C 3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006

Computation of Net Capital

Shareholders' equity	$ 206,562
Reduced by nonallowable assets:	
Dealer compensation receivable, over 30 days old, less A/P over 30 days old	(33,924)
Prepaid expense	(12,078)
Property and equipment, net	(119,275)
	(165,277)
Net capital	$ 41,285

Computation of Basic Net Capital Requirement

Net capital requirement	$ 9,258
Excess net capital	$ 32,027
Excess net capital at 1,000% (net capital less 10% of total aggregate indebtedness)	$ 27,397

Computation of Aggregate Indebtedness

Total aggregate indebtedness:	
Agent commissions payable	$ 67,389
Other accrued liabilities	68,498
Income taxes payable	-
Capital leases payable	2,987
	$ 138,874
Percentage of aggregate indebtedness to net capital	336.38%

See independent auditors' report on the supplementary information.

BLAKESLEE & BLAKESLEE, INC.
SCHEDULE OF RECONCILIATION OF NET CAPITAL
AS OF DECEMBER 31, 2006

	Per Unaudited Report	Changes	Per Audited Report
Total Assets	$ 345,436	$	$ 345,436
Less: Total Liabilities	138,874		138,874
Net worth	$ 206,562		$ 206,562
Nonallowable assets			
Dealer compensation receivable over 30 days old	$ 33,924		$ 33,924
Prepaid expenses	12,078		12,078
Property and equipment, net	119,275		119,275
	165,277		165,277
Net Capital	$ 41,285	$ -	$ 41,285

See independent auditors' report on the supplementary information.

BLAKESLEE & BLAKESLEE, INC.
SCHEDULE OF RECONCILIATION OF NET CAPITAL REQUIREMENT
AS OF DECEMBER 31, 2006

	Per Unaudited Report	Changes	Per Audited Report
Net capital	$ 41,285	$	$ 41,285
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $5,000)	9,258		9,258
Net capital in excess of minimum requirement	$ 32,027	$ -	$ 32,027
Total aggregate indebtedness ("A.I.")	$ 138,874	$ -	$ 138,874
A.I. to net capital ratio	336.38%		336.38%

See independent auditors' report on the supplementary information.

Principals:
David A. Bryson, CPA
Gary A. Wintermeyer, CPA
Bradford M. Hair, CPA
Jeanne A. Potter, CPA
Daniel J. O'Hare, CPA
Kathi Niffenegger, CPA
Fred W. Bogart, CPA
Allen E. Eschenbach, CPA
Michael T. Glaudel, CPA
R. Lance Cowart, CPA

David W. Phillips, CPA


GBP&B
Glenn, Burdette,
Phillips & Bryson

CERTIFIED PUBLIC ACCOUNTANTS
TAX AND BUSINESS ADVISORS

Emeritus:
Fred L. Glenn
Stephen A. Burdette

INDEPENDENT AUDITORS' REPORT ON THE
INTERNAL CONTROL STUCTURE REQUIRED BY RULE 17a-5

Board of Directors
Blakeslee & Blakeslee, Inc.
San Luis Obispo, California

In planning and performing our audit of the financial statements of Blakeslee & Blakeslee, Inc. for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Blakeslee & Blakeslee, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness or (aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(3)(3). Because the Company clears securities through Wedbush Morgan Securities and does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons; or
2. Recording differences required by Rule 17a-13; or
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

102 South Vine Street, Suite A
Paso Robles, CA 93446
PH 805/237-3995 • FAX 805/239-9332

1150 Palm Street
San Luis Obispo, CA 93401
PH 805/544-1441 • FAX 805/544-4351

2222 South Broadway, Suite B
Santa Maria, CA 93455
PH 805/349-0585 • FAX 805/349-9795

Board of Directors
Blakeslee & Blakeslee, Inc.
Page 2

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected in a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Glenn, Burdette, Phillips & Bryson
Certified Public Accountants
A Professional Corporation
San Luis Obispo, California

January 25, 2007

END